Pricing Supplement No. 1976AF
Registration Statement No.  333-184193
Filed Pursuant to Rule 424(b)(2)

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying underlying supplement, product supplement, prospectus supplement and prospectus do not constitute an offer to sell nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 14, 2014.
Deutsche Bank AG
$
Capped Leveraged Buffered iShares® MSCI Emerging Markets ETF-Linked Notes due

The notes do not pay interest or dividends and do not guarantee any return of your investment.  The amount that you will be paid on your notes on the stated maturity date (expected to be between 23 and 26 months after the original issue date, subject to adjustment) is based on the performance of the iShares® MSCI Emerging Markets ETF (the “Underlier”) as measured from the trade date to and including the determination date (expected to be the third scheduled trading day prior to the stated maturity date, subject to adjustment). If the final underlier level on the determination date is greater than the initial underlier level (set on the trade date and may be higher or lower than the actual closing level of the Underlier on the trade date), the return on your notes will be positive, subject to the maximum settlement amount (expected to be between $1,226.80 and $1,282.80 for each $1,000 face amount of your notes). If the final underlier level is equal to the initial underlier level or declines by up to 15.00% from the initial underlier level, you will receive the face amount of your notes. If the final underlier level declines by more than 15.00% from the initial underlier level, the return on your notes will be negative. Under these circumstances, you will lose some or all of your investment in the notes. Any payment on the notes is subject to the credit of the issuer.
To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:
•
if the underlier return is positive (the final underlier level is greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 1.40 times (c) the underlier return, subject to the maximum settlement amount;

•	if the underlier return is zero or negative but not below -15.00% (the final underlier level is equal to or less than the initial underlier level but not by more than 15.00%), $1,000; or
•
if the underlier return is negative and is below -15.00% (the final underlier level is less than the initial underlier level by more than 15.00%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) approximately 1.17647 times (c) the sum of the underlier return plus 15.00%. Under these circumstances, you will receive less than $1,000, and you will lose some or all of your investment in the notes.

Your investment in the notes involves certain risks, including, among other things, our credit risk.  See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-10 of this pricing supplement.
The Issuer’s estimated value of the notes on the trade date is approximately $969.40 to $989.40 per $1,000 face amount of notes, which is less than the original issue price.  Please see “Issuer’s Estimated Value of the Notes” on page PS-2 of this pricing supplement for additional information.
You should read the additional disclosure provided herein so that you may better understand the terms and risks of your investment.
Original issue date:	, 2014	Original issue price:	100.00% of the face amount
Underwriting discount:	0.00% of the face amount	Net proceeds to the issuer:	100.00% of the face amount
For more information see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
The original issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

, 2014

ISSUER’S ESTIMATED VALUE OF THE NOTES

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of the notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes.  The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest and dividend rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Original Issue Price of the notes.  The difference between the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Original Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

 SUMMARY INFORMATION

You should read this pricing supplement together with underlying supplement No. 1 dated October 1, 2012, product supplement AF dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•     Underlying supplement No. 1 dated October 1, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005120/crt_dp33209-424b2.pdf

•     Product supplement AF dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005082/crt_dp33006-424b2.pdf

•     Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

•     Prospectus dated September 28, 2012:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Capitalized terms used but not defined in this pricing supplement have the meanings assigned to them in the accompanying product supplement, prospectus supplement and prospectus. All references to “Buffer Rate,” “Cash Settlement Amount,” “Determination Date,” “Final Underlier Level,” “Initial Underlier Level,” “Stated Maturity Date,” “Underlier Return” and “Upside Participation Rate” in this pricing supplement shall be deemed to refer to “Downside Participation Factor,” “Payment at Maturity,” “Final Valuation Date,” “Final Level,” “Initial Level,” “Maturity Date,” “Underlying Return” and “Upside Leverage Factor,” respectively, as used in the accompanying product supplement. All references to “Underlier” shall be deemed to refer to “Underlying” or “Fund” as used in the accompanying product supplement.

If the terms described in this pricing supplement are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control.

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches. This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Key Terms

Issuer:  Deutsche Bank AG, London Branch

Underlier:  The iShares® MSCI Emerging Markets ETF (Ticker: EEM)

Tracked Index:  MSCI Emerging Markets IndexSM

Specified Currency:  U.S. dollars (“$”)

Face Amount: Each note will have a Face Amount of $1,000; $                  in the aggregate for all the notes; the aggregate Face Amount of the notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the notes on a date subsequent to the date of this pricing supplement.

Original Issue Price: 100% of the Face Amount

Purchase at amount other than the Face Amount: The amount we will pay you on the Stated Maturity Date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the  Face Amount and hold them to the Stated Maturity Date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the Face Amount. Also, the Buffer Level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at the Face Amount. Additionally, the Cap Level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Selected Risk Considerations — If You Purchase Your Notes at a Premium to the Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-15 of this pricing supplement.

Cash Settlement Amount (on the Stated Maturity Date):

For each $1,000 Face Amount of notes, we will pay you on the Stated Maturity Date an amount in cash equal to:

•	if the Final Underlier Level is equal to or greater than the Cap Level, the Maximum Settlement Amount;
•
if the Final Underlier Level is greater than the Initial Underlier Level but less than the Cap Level, the sum of (i) $1,000 Face Amount plus (ii) the product of (a) $1,000 times (b) the Upside Participation Rate times (c) the Underlier Return;

•	if the Final Underlier Level is equal to or less than the Initial Underlier Level but equal to or greater than the Buffer Level, $1,000; or
•
if the Final Underlier Level is less than the Buffer Level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Buffer Rate times (c) the sum of the Underlier Return and the Buffer Amount.

You will lose some or all of your investment at maturity if the Final Underlier Level is less than the Buffer Level. Any Cash Settlement Amount is subject to the credit of the Issuer.

Initial Underlier Level: To be determined on the Trade Date. The Initial Underlier Level may be higher or lower than the actual Closing Level of the Underlier on the Trade Date; provided that the Initial Underlier Level will not be higher than the highest level of the Underlier on the Trade Date.

Final Underlier Level:  The Closing Level of the Underlier on the Determination Date

Underlier Return:  The percentage increase or decrease in the Final Underlier Level from the Initial Underlier Level, calculated as follows:

Final Underlier Level – Initial Underlier Level
Initial Underlier Level

Upside Participation Rate:  140.00%

Cap Level (to be set on the Trade Date): Expected to be between 116.20% and 120.20% of the Initial Underlier Level

Maximum Settlement Amount (to be set on the Trade Date): Expected to be between $1,226.80 and $1,282.80

Buffer Level: 85.00% of the Initial Underlier Level

Buffer Amount: 15.00%

Buffer Rate: The quotient of the Initial Underlier Level divided by the Buffer Level, which equals approximately 117.647%

Trade Date:                 , 2014

Original Issue Date:  Expected to be the fifth scheduled Business Day following the Trade Date

Determination Date (to be set on the Trade Date): A specified date that is expected to be the third scheduled Trading Day prior to the originally scheduled Stated Maturity Date, subject to postponement as described in the accompanying product supplement on page 24 under “Description of Securities — Adjustments to Valuation Dates and Payment Dates.”

Stated Maturity Date (to be set on the Trade Date): A specified date that is expected to be between 23 and 26 months after the Original Issue Date, subject to postponement as described in the accompanying product supplement on page 24 under “Description of Securities — Adjustments to Valuation Dates and Payment Dates.”

No Interest or Dividends:  The notes will not pay interest or dividends

No Listing:  The notes will not be listed on any securities exchange

No Redemption:  The notes will not be subject to any redemption right or price dependent redemption right

Closing Level: As described under “Description of Securities — Certain Defined Terms” on page 20 of the accompanying product supplement and subject to adjustments in the case of certain corporate events as described under “Description of Securities — Anti-Dilution Adjustments for Funds” in the accompanying product supplement

Business Day: As described under “Description of Securities — Certain Defined Terms” on page 20 of the accompanying product supplement

Trading Day: As described under “Description of Securities — Certain Defined Terms” on page 22 of the accompanying product supplement

Use of Proceeds and Hedging: As described under “Use of Proceeds; Hedging” on page 38 of the accompanying product supplement

Tax Consequences: In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) subject to the potential application of the “constructive ownership” regime discussed below, your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

Even if the treatment of the notes as prepaid financial contracts is respected, purchasing a note could be treated as entering into a “constructive ownership transaction” within the meaning of Section 1260 of the Internal Revenue Code (“Section 1260”). In that case, all or a portion of any long-term capital gain you would otherwise recognize upon the taxable disposition of the note would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain” as defined in Section 1260. Any long-term capital gain recharacterized as ordinary income would be treated as accruing at a constant rate over the period you held the note, and you would be subject to a notional interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. Due to the lack of direct legal authority, our special tax counsel is unable to opine as to whether or how Section 1260 applies to the notes.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime discussed above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments, the potential application of the “constructive ownership” regime and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

ERISA:  As described under “Benefit Plan Investor Considerations” on page PS-46 of the accompanying prospectus supplement

Supplemental Plan of Distribution:  As described under “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-18 in this pricing supplement and “Underwriting (Conflicts of Interest)” on page 39 of the accompanying product supplement

Calculation Agent:  Deutsche Bank AG, London Branch

CUSIP No.: 25152RJN4

ISIN No.: US25152RJN44

Not FDIC Insured: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical levels of the Underlier on the Determination Date could have on the Cash Settlement Amount, assuming all other variables remain constant.

The examples below are based on a range of Final Underlier Levels that are entirely hypothetical; no one can predict what the level of the Underlier will be on any day throughout the term of the notes, and no one can predict what the Final Underlier Level will be on the Determination Date.  The Underlier has been highly volatile in the past — meaning that the level of the Underlier has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the Trade Date at the Face Amount and held to the Stated Maturity Date. The value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. Any sale prior to the Stated Maturity Date could result in a substantial loss to you.

Key Terms and Assumptions
Face Amount	$1,000
Upside Participation Rate	140.00%
Cap Level	118.20% of the Initial Underlier Level (the midpoint of the range set forth in this pricing supplement)
Maximum Settlement Amount	$1,254.80 (the midpoint of the range set forth in this pricing supplement)
Buffer Level	85.00% of the Initial Underlier Level
Buffer Rate	approximately 117.647%
Buffer Amount	15.00%
Neither a market disruption event nor a non-Trading Day occurs on the Determination Date
No discontinuation of the Underlier or its Tracked Index
Notes purchased on the Original Issue Date at the Face Amount and held to the Stated Maturity Date

Moreover, we have not yet set the Initial Underlier Level that will serve as the baseline for determining the Underlier Return and the amount that we will pay on the notes, if any, at maturity.  We will not do so until the Trade Date.  As a result, the actual Initial Underlier Level may differ substantially from the level of the Underlier at any time prior to the Trade Date.

For these reasons, the actual performance of the Underlier over the term of the notes, as well as the Cash Settlement Amount, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the Underlier shown elsewhere in this pricing supplement.  For information about the historical levels of the Underlier during recent periods, see “The Underlier —  Historical Information” below.

The levels in the left column of the table below represent hypothetical Final Underlier Levels and are expressed as percentages of the Initial Underlier Level.  The amounts in the right column represent the hypothetical Cash Settlement Amount, based on the corresponding hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level), and are expressed as percentages of the Face Amount of a note (rounded to the nearest one-hundredth of a percent).  Thus, a hypothetical Cash Settlement Amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding Face Amount of notes on the Stated Maturity Date would equal 100.00% of the Face Amount of a note, based on the corresponding hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) and the assumptions noted above.  Please note that the hypothetical examples shown below do not take into account the effects of applicable taxes. The numbers appearing in the table, paragraphs and chart below have been rounded for ease of analysis.

Hypothetical Final Underlier Level	Hypothetical Cash Settlement Amount
(as Percentage of Initial Underlier Level)	(as Percentage of Face Amount)
200.00%	125.48%
175.00%	125.48%
150.00%	125.48%
125.00%	125.48%
118.20%	125.48%
115.00%	121.00%
110.00%	114.00%
105.00%	107.00%
100.00%	100.00%
95.00%	100.00%
90.00%	100.00%
85.00%	100.00%
75.00%	88.24%
50.00%	58.82%
25.00%	29.41%
0.00%	0.00%

If, for example, the Final Underlier Level were determined to be 25.00% of the Initial Underlier Level, the Cash Settlement Amount would be approximately 29.41% of the Face Amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the Original Issue Date at the Face Amount and held them to the Stated Maturity Date, you would lose approximately 70.59% of your investment.

If you purchased your notes at a premium to the Face Amount, you would lose a correspondingly higher percentage of your investment.

If the Final Underlier Level were determined to be 150.00% of the Initial Underlier Level, the Cash Settlement Amount would be capped at the Maximum Settlement Amount (expressed as a percentage of the Face Amount), or 125.48% of each $1,000 Face Amount of your notes, as shown in the table above.  As a result, if you purchased the notes on the Original Issue Date at the Face Amount and held them to the Stated Maturity Date, you would not benefit from any increase in the Final Underlier Level above the Cap Level of 118.20% of the Initial Underlier Level.

The following chart shows a graphical illustration of the hypothetical Cash Settlement Amount (expressed as a percentage of the Face Amount of your notes), if the Final Underlier Level (expressed as a percentage of the Initial Underlier Level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) of less than the Buffer Level of 85.00% (the section left of the 85.00% marker on the horizontal axis) would result in a hypothetical Cash Settlement Amount of less than 100.00% of the Face Amount of your notes (the section below the 100.00% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) of greater than 118.20% (the section right of the Cap Level of 118.20% marker on the horizontal axis) would result in a capped return on your investment.

The Cash Settlement Amounts shown above are entirely hypothetical; they are based on hypothetical Final Underlier Levels, and therefore on hypothetical market prices for the component securities held by the Underlier, that may not be achieved on the Determination Date, and on assumptions that may prove to be erroneous.  The actual market value of your notes on the Stated Maturity Date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical Cash Settlement Amount shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the notes.  The hypothetical Cash Settlement Amount in the examples above assume you purchased your notes at their Face Amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the Face Amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Selected Risk Considerations — Many Economic and Market Factors will Impact the Value of the Notes” in this pricing supplement.

We cannot predict the actual Final Underlier Level or what the market value of the notes will be on any particular Trading Day, nor can we predict the relationship between the level of the Underlier and the market value of your notes at any time prior to the Stated Maturity Date.  The actual amount that you will receive, if any, at maturity and the rate of return on the notes will depend on the actual Initial Underlier Level, Cap Level and Maximum Settlement Amount we will set on the Trade Date and the actual Final Underlier Level determined by the Calculation Agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the Stated Maturity Date may be very different from the information reflected in the table and chart above.

 SELECTED RISK CONSIDERATIONS

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlier or any of the component securities held by the Underlier.  In addition to these selected risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

You May Lose Some or All of Your Investment in the Notes

The notes do not pay interest or dividends and do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Underlier and will depend on whether, and the extent to which, the Underlier Return is positive or negative.  Your investment will be exposed on a leveraged basis of 1.00% times the Buffer Rate for every 1.00% by which the Final Underlier Level is less than the Initial Underlier Level by an amount greater than the Buffer Amount. If the Final Underlier Level is less than the Initial Underlier Level by an amount greater than the Buffer Amount, you will lose some or all of your investment in the notes.

Your Maximum Gain on the Notes Is Limited to the Maximum Settlement Amount

As a holder of the notes, you will not benefit from any appreciation of the Underlier beyond the Cap Level. Consequently, your Cash Settlement Amount will be limited to the Maximum Settlement Amount for each $1,000 Face Amount of notes you hold, regardless of any further appreciation of the Underlier, which may be significant. Accordingly, the amount payable on your notes may be significantly less than it would have been had you invested directly in the component securities held by the Underlier.

No Interest or Dividend Payments or Voting Rights

As a holder of the notes, you will not receive interest payments. As a result, even if the Cash Settlement Amount for your notes exceeds the Face Amount, the overall return you earn on your notes may be less than you would have earned by investing in a non-index-linked debt security of comparable maturity that bears interest at a prevailing market rate. In addition, as a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component securities held by the Underlier or holders of shares of the Underlier would have.

The Notes Are Subject to Our Creditworthiness

The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its payment obligations you might not receive any amount owed to you under the terms of the notes and you could lose your entire initial investment.

The Issuer’s Estimated Value of the Notes on the Trade Date Is Less than the Original Issue Price of the Notes

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Original Issue Price of the notes.  The difference between the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Original Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your note or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

Past Performance of the Underlier, Its Tracked Index or the Component Securities Held by the Underlier Is No Guide to Future Performance

The actual performance of the Underlier, its Tracked Index or the component securities held by the Underlier over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical levels of the Underlier or the historical prices of the component securities held by the Underlier, and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Underlier, its Tracked Index or of the component securities held by the Underlier or whether the performance of the Underlier will result in the return of any of your investment.

If the Level of the Underlier Changes, the Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the shares of the Underlier. Changes in the market price of the shares of the Underlier may not result in a comparable change in the value of your notes.

Fluctuation of NAV

The net asset value (the “NAV”) of an exchange traded fund may fluctuate with changes in the market value of such exchange traded fund’s securities holdings. The price of the shares of the Underlier may fluctuate in accordance with changes in its NAV and supply and demand on the applicable stock exchanges. In addition, the price of the shares of the Underlier may differ from its NAV per share and the Underlier may trade at, above or below its NAV per share.

Adjustments to the Underlier or to Its Tracked Index Could Adversely Affect the Value of the Note

Blackrock Underlier Advisors (“BFA”) is the investment advisor to the Underlier, which seeks investment results that correspond generally to the level and yield performance, before fees and expenses, of the Tracked Index. The stocks included in the Tracked Index are selected by MSCI Inc. (“MSCI”). The Tracked Index is calculated and published by MSCI. MSCI can add, delete or substitute the stocks underlying the Tracked Index, which could change the value of the Tracked Index. Pursuant to its investment strategy or otherwise, BFA may add, delete, or substitute the component securities held by the Underlier. Any of these actions could cause or contribute to large movements in the prices of the component securities held by the Underlier, which could cause the price of the Underlier shares to decline.

The Underlier and Its Tracked Index Are Different

The performance of the Underlier may not exactly replicate the performance of its Tracked Index because the Underlier will reflect transaction costs and fees that are not included in the calculation of the Tracked Index. It is also possible that the Underlier may not fully replicate or may in certain circumstances diverge significantly from the performance of the Tracked Index due to the temporary unavailability of certain stocks in the secondary market, the performance of any derivative instruments contained in the Underlier or due to other circumstances. BFA may invest up to 10% of the Underlier’s assets in futures contracts, options on futures contracts, other types of options, and swaps related to the Tracked Index as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates. The Underlier may use options and futures contracts, convertible securities and structured notes in seeking performance that corresponds to the Tracked Index and in managing cash flows. Finally, because the shares of the Underlier are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Underlier may differ from the net asset value per share of the Underlier.

For all of the foregoing reasons, the performance of the Underlier may not correlate with the performance of the Tracked Index.

The Notes Are Subject to Currency Exchange Rate Risk

Because the Underlier invests in stocks denominated in foreign currencies but its shares are denominated in U.S. dollars, changes in currency exchange rates may negatively impact the Underlier’s return. Of particular importance to currency exchange rate risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	political, civil or military unrest;

•	the balance of payments between countries; and

•	the extent of governmental surpluses or deficits in the countries represented in the Underlier and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries represented in the Underlier, the United States and other countries important to international trade and finance. An investor’s net exposure to currency exchange rate risk will depend on the extent to which the currencies represented in the Underlier strengthen or weaken against the U.S. dollar and the relative weight of each currency represented in the overall Underlier. If, taking into account such weighting, the U.S. dollar strengthens against the component currencies as a whole, the level of the Underlier will be adversely affected and the value of the notes may be reduced. Additionally, the volatility and/or the correlation (including the direction and the extent of such correlation) of the exchange rates between the U.S. dollar and the currencies represented in the Underlier could affect the value of the notes.

There Are Risks Associated With Investments in Notes Linked to the Values of Equity Securities Issued by Non-U.S. Companies

The Underlier holds component securities that are issued by companies incorporated outside of the U.S. Because the component securities also trade outside the U.S., the notes are subject to the risks associated with non-U.S. securities markets. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. securities markets differently than U.S. securities markets, which may adversely affect the value of the Underlier and the value of your notes. Furthermore, there are risks associated with investments in notes linked to the values of equity securities issued by non-U.S. companies. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, the prices of equity securities issued by non-U.S. companies may be adversely affected by political, economic, financial and social factors that may be unique to the particular countries in which the non-U.S. companies are incorporated. These factors include the possibility of recent or future changes in a non-U.S. government’s economic and fiscal policies (including any direct or indirect intervention to stabilize the economy and/or securities market of the country of such non-U.S. government), the presence, and extent, of cross shareholdings in non-U.S. companies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Notes Are Subject to Emerging Markets Risk

The value of the notes is subject to the political and economic risks of emerging market countries by linking to the performance of the Underlier. The stocks held by the Underlier include stocks of companies that are located in emerging market countries and whose securities trade on the exchanges of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect the value of the notes and the amount payable to you at maturity.

The Anti-Dilution Protection Is Limited

As described in the accompanying product supplement, the calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Underlier. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Underlier. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. In addition, you should be aware that the calculation agent may, at its sole discretion, make adjustments to the Share Adjustment Factor or any other terms of the notes that are in addition to, or that differ from, those described in the accompanying product supplement to reflect changes occurring in relation to the Underlier in circumstances where the calculation agent determines that it is appropriate to reflect those changes to ensure an equitable result. Any alterations to the specified anti-dilution adjustments described in the accompanying product supplement may be materially adverse to investors in the notes. You should read “Description of Securities — Anti-Dilution Adjustments for Funds” in the accompanying product supplement in order to understand the adjustments that may be made to the notes.

There Is No Affiliation Between the Underlier and Us, and We Are not Responsible for Any Disclosure by the Underlier

We are not affiliated with the Underlier or the issuers of the stocks held by the Underlier or underlying its Tracked Index. However, we and our affiliates may currently or from time to time in the future engage in business with many of the issuers of the stocks held by the Underlier or underlying its Tracked Index. Nevertheless, neither we nor our affiliates assume any responsibility for the accuracy or the completeness of any information about the stocks held by the Underlier or underlying its Tracked Index or any of the issuers of the stocks held by the Underlier or underlying the Tracked Index. You, as an investor in the notes, should make your own investigation into the stocks held by the Underlier or underlying its Tracked Index and the issuers of the stocks held by the Underlier or underlying its Tracked Index. Neither the Underlier nor any of the issuers of the stocks held by the Underlier or underlying its Tracked Index is involved in this offering in any way and none of them has any obligation of any sort with respect to your notes. Neither the Underlier nor any of the issuers of the stocks held by the Underlier or underlying its Tracked Index has any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your notes.

Assuming No Changes in Market Conditions and Other Relevant Factors, the Price You May Receive for Your Notes in Secondary Market Transactions Would Generally Be Lower than Both the Original Issue Price and the Issuer’s Estimated Value of the Securities on the Trade Date

While the payment(s) on the notes described in this pricing supplement is based on the full Face Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Original Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Stated Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

The Notes Will Not Be Listed, and There Will Likely Be Limited Liquidity

The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so or at a price advantageous to you. Furthermore, if you acquire notes in the secondary market at a premium (or discount) to the Face Amount and hold them to the Stated Maturity Date, the amount we will pay you on the Stated Maturity Date for your notes will not be adjusted based on the issue price you paid for your notes, and your return on the notes will therefore be affected by, among other factors, the issue price you paid for your notes.

Deutsche Bank AG and its affiliates intend to act as market makers for the notes but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the notes. If, at any time, Deutsche Bank AG or its affiliates do not act as market makers, it is likely that there would be little or no secondary market for the notes.

Many Economic and Market Factors Will Impact the Value of the Notes

While we expect that, generally, the level of the Underlier on any day will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlier;

•	the time remaining to maturity of the notes;

•	the market prices and dividend rates of the component securities held by the Underlier;

•	the exchange rates between the U.S. dollar and the non-U.S. currencies that the component securities held by the Underlier are traded in;

•	the occurrence of certain events affecting the Underlier that may or may not require an anti-dilution adjustment;

•	interest rates and yields in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The Underlier Return May Be Less Than the Return of the Underlier on the Stated Maturity Date, or at Other Times During the Term of the Notes

Because the Underlier Return is calculated based on the Closing Level of the Underlier on the Determination Date, the return of the Underlier, measured on the Stated Maturity Date or at certain times during the term of the notes, could be greater than the Underlier Return. This difference could be particularly large if there is a significant increase in the Closing Level after the Determination Date, if there is a significant decrease in the Closing Level before the Determination Date or if there is significant volatility in the Closing Level during the term of the notes (especially on dates near the Determination Date). For example, if the Closing Level increases or remains relatively constant during the initial term of the notes and then decreases below the Initial Level prior to the Determination Date, the Underlier Return may be significantly less than if it were calculated on a date earlier than the Determination Date. Under these circumstances, you may receive a lower Cash Settlement Amount than you would have received if you had invested directly in the components of the Underlier.

Trading and Other Transactions by Us or Our Affiliates, or by the Placement Agent or its Affiliates, in the Equity and Equity Derivative Markets May Impair the Value of the Notes

We or one or more of our affiliates and/or the placement agent or one or more of its affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Underlier and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates and/or the placement agent or one or more of its affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates and/or the placement agent or its affiliates may also engage in trading in instruments linked to the Underlier on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates and/or the placement agent or its affiliates, may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlier. Introducing competing products into the marketplace in this manner could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes. Furthermore, if the placement agent from which you purchase notes is to conduct trading and hedging activities for us in connection with the notes, that placement agent may profit in connection with such trading and hedging activities and such profit, if any, will be in addition to the compensation that the placement agent receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the placement agent to sell the notes to you in addition to the compensation they would receive for the sale of the notes.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate Face Amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the Original Issue Price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The Cash Settlement Amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the Face Amount of the notes, then the return on your investment in such notes held to the Stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at the Face Amount. If you purchase your notes at a premium to the Face Amount and hold them to the Stated Maturity Date the return on your investment in the notes will be lower than it would have been had you purchased the notes at the Face Amount or at a discount to the Face Amount. In addition, the impact of the Buffer Level and the Cap Level on the return on your investment will depend upon the price you pay for your notes relative to the Face Amount. For example, if you purchase your notes at a premium to the Face Amount, the Cap Level will reduce your potential return in the notes than would have been the case for notes purchased at the Face Amount or at a discount to the Face Amount.

We, Our Affiliates or Our Agents May Publish Research, Express Opinions or Provide Recommendations that Are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Adversely Affect the Price of the Underlier to Which the Notes Are Linked or the Value of the Notes

We, our affiliates or our agents may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlier to which the notes are linked.

Our Actions as Calculation Agent and Our Hedging Activity and Those of the Placement Agent May Adversely Affect the Value of the Notes

We and our affiliates, and/or the placement agent and its affiliates, play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, we or our affiliates would be willing to purchase the notes from you in secondary market transactions. We are also the Calculation Agent for the notes. In performing these duties, our economic interests and the economic interests of the placement agent are potentially adverse to your interests as an investor in the notes. Furthermore, the Calculation Agent can postpone the determination of the Final Underlier Level if a market disruption event occurs on the Determination Date.

The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected.

Even if the treatment of the notes as prepaid financial contracts is respected, purchasing a note could be treated as entering into a “constructive ownership transaction.” In that case, all or a portion of any long-term capital gain you would otherwise recognize on the maturity or disposition of the note would be recharacterized as ordinary income to the extent such gain exceeded the "net underlying long-term capital gain," and a notional interest charge would apply with respect to the deemed tax liability that would have been incurred if such income had accrued at a constant rate over the period you held the note.

As described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments, the potential application of the “constructive ownership” regime and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

THE UNDERLIER

The iShares® MSCI Emerging Markets ETF is an exchange-traded fund (the “Underlier”) managed by iShares® Trust, a registered investment company. The iShares® Trust consists of numerous separate investment portfolios, including the Underlier. The Underlier seeks to provide investment results that correspond generally to the level and yield performance, before fees and expenses, of the MSCI Emerging Markets Index.  The Tracked Index is designed to measure equity market performance in the global emerging markets. The Underlier trades on NYSE Arca under the ticker symbol “EEM UP.” It is possible that the Underlier may not fully replicate or may in certain circumstances diverge significantly from the performance of the Tracked Index due to the temporary unavailability of certain securities in the secondary markets, the performance of any derivative instruments contained in the Underlier, the fees and expenses of the Underlier or due to other circumstances.  This is just a summary of the iShares® MSCI Emerging Markets ETF. For more information on the iShares® MSCI Emerging Markets ETF, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “Exchange Traded Funds – iShares® MSCI Emerging Markets Index Fund” in the accompanying underlying supplement No. 1 dated October 1, 2012.  On July 1, 2013, the iShares® MSCI Emerging Markets Index Fund was renamed the iShares® MSCI Emerging Markets ETF.  All references to the iShares® MSCI Emerging Markets Index Fund in the accompanying underlying supplement No. 1 dated October 1, 2012 are deemed to refer to the iShares® MSCI Emerging Markets ETF.

Historical Information

The following graph and table set forth the historical performance of the iShares® MSCI Emerging Markets ETF based on the daily closing prices from March 13, 2009 through March 13, 2014.  The closing price of the Underlier on March 13, 2014 was $38.19.  We obtained the historical closing prices below from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The historical closing prices of the Underlier should not be taken as an indication of future performance, and no assurance can be given as to the Closing Level on the Determination Date. We cannot give you assurance that the performance of the Underlier will result in the return of any of your initial investment.

Quarterly High, Low and Closing Levels of the Underlier

	High	Low	Close
2009
Quarter ended March 31	$27.09	$19.94	$24.81
Quarter ended June 30	$34.64	$25.65	$32.23
Quarter ended September 30	$39.29	$30.75	$38.91
Quarter ended December 31	$42.07	$37.56	$41.50
2010
Quarter ended March 31	$43.22	$36.83	$42.12
Quarter ended June 30	$43.98	$36.16	$37.32
Quarter ended September 30	$44.77	$37.59	$44.77
Quarter ended December 31	$48.58	$44.77	$47.62
2011
Quarter ended March 31	$48.69	$44.63	$48.69
Quarter ended June 30	$50.21	$45.50	$47.60
Quarter ended September 30	$48.46	$34.95	$35.07
Quarter ended December 31	$42.80	$34.36	$37.94
2012
Quarter ended March 31	$44.76	$38.23	$42.94
Quarter ended June 30	$43.54	$36.68	$39.19
Quarter ended September 30	$42.37	$37.42	$41.32
Quarter ended December 31	$44.35	$40.14	$44.35
2013
Quarter ended March 31	$45.20	$41.80	$42.78
Quarter ended June 30	$44.23	$36.63	$38.57
Quarter ended September 30	$43.29	$37.34	$40.77
Quarter ended December 31	$43.66	$40.44	$41.77
2014
Quarter ending March 31 (through March 13, 2014)	$40.27	$37.09	$38.19

Supplemental Plan of Distribution (Conflicts of Interest)

Deutsche Bank Securities Inc. (“DBSI”), acting as agent for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of 0.00% or $0.00 per Face Amount of notes. DBSI will sell all of the notes that it purchases from us to an unaffiliated dealer at the price to the public indicated on the cover of this pricing supplement. DBSI, the agent for this offering, is our affiliate. Because DBSI is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangements for this offering will comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

Settlement

We expect to deliver the notes against payment for the notes on the Original Issue Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than three business days after the Trade Date, purchasers who wish to transact in the notes more than three business days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.